THE DENALI FUND ANNOUNCES EXPIRATION AND RESULTS OF TENDER OFFER FOR ITS AUCTION PREFERRED SHARES

BOULDER, Colorado (Business Wire) – July 25, 2011 - The Denali Fund Inc. (NYSE: DNY) announced today the final results of its previously announced offer to purchase for cash up to 720 of its outstanding Series A auction preferred shares ("APS Shares") at a purchase price equal to 95% of the liquidation preference of $25,000 per share (or, $23,750 per share).  The tender offer expired at 5:00 P.M. Eastern Daylight Time on Friday, July 22, 2011.

Based on information provided by the depository, 1,568 APS Shares were validly tendered pursuant to the tender offer.   Of the 1,568 APS Shares tendered, 720 APS Shares have been accepted for payment by the Fund.  The pro rata allocation is estimated to be 0.459184 accepted share per share tendered.  Payment of the aggregate consideration of approximately $17.1 million, not including accrued and unpaid dividends, will be made on the 720 validly tendered APS Shares in accordance with the terms of the tender offer.

The terms and conditions of the tender offer are set forth in the Fund's tender offer materials, which have been distributed to holders of APS Shares. Morrow & Co., LLC serves as information agent for the tender offer and The Colbent Corporation serves as the depository.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell common stock or APS Shares of the Fund. The tender offer was made only by an offer to purchase APS Shares.  Offering materials including an offer to purchase have been filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO and are available free of charge at http://www.sec.gov or from the information agent by calling 1-800-662-5200.

The Denali Fund Inc. is a non-diversified, closed-end management investment company managed by Boulder Investment Advisers, LLC and Stewart Investment Advisers.   For additional information on the Fund please visit www.thedenalifund.com.

Company Contact:
Nicole Murphey
(303) 449-0426

Information Agent Contact:
Morrow & Co., LLC
John Ferguson
(800) 662-5200
(203) 658-9400